Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K



07022591

Randers, 10 April 2007
Stock exchange announcement No. 14/2007

Orders for V80-2.0 MW wind turbines from the Chinese market

Vestas has received two orders each consisting of 25 units of V80-2.0 MW wind turbines for a 100 MW wind power project in China.

The orders have been placed by Datang Chifeng Saihanba Wind Power Co., Ltd., a state-owned utility and developer and among the "big five" in China's electric power sector. The orders comprise supply of complete turbines including towers as well as commissioning, VestasOnline™ SCADA system and a two-year maintenance and service agreement. Delivery of the turbines will begin in the second half of 2007, and the project will be located in Chifeng in Inner Mongolia.

"The signing of the contracts is yet another milestone in our close relationship with Datang," says Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S and continues: "*We are extremely pleased to enter into these contracts with Datang, one of the leading wind power operators in China and a long-term customer of Vestas. Furthermore, we look forward to supplying the wind turbines from our Chinese manufacturing facility in Tianjin."*

The above orders do not affect the Vestas Group's expectations for 2007 cf. Stock exchange announcement No. 6/2007of 20 March 2007.

Any questions may be addressed to Thorbjørn N Rasmussen, President of Vestas Asia Pacific A/S, telephone +65 6303 6510/+65 96606510 or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S



Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S